[ Janus letterhead ]
November 13, 2012
VIA EDGAR
Mr. Tony Burak
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re:	JANUS ASPEN SERIES (the “Registrant”) 1933 Act File No. 033-63212 1940 Act File No. 811-07736 Post-Effective Amendment No. 59
Dear Mr. Burak:
On behalf of the Registrant and its portfolios (each, a “Portfolio” and collectively, the “Portfolios”), this letter is to respond to your comments made by telephone on April 2, 2012 with respect to the Registrant’s Post-Effective Amendment No. 59 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on February 15, 2012. The comments of the staff of the Securities and Exchange Commission (the “Staff”), as we understand them, and the Registrant’s responses to Staff comments are as follows:
1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses and carry over comments, as applicable, to the Registrant’s other Prospectuses and Statements of Additional Information (“SAIs”).
Response: The Registrant acknowledges the comment and confirms that it has complied.
Prospectus Comments
2.	Staff Comment: The Staff noted that several Portfolios included disclosure in their “Principal Investment Strategies” section stating that the Portfolios may also invest in foreign debt securities and requested that the Registrant update the Portfolios’ corresponding risk disclosures to include risks associated with foreign debt securities.
Response: The Registrant confirms that it has added the requested disclosure.

3.	Staff Comment: The Staff indicated that the statement referring investors to the Portfolios’ shareholder reports and quarterly holdings reports for additional information regarding their use of derivatives included in the “Portfolio Summary” section may not be consistent with instructions provided by Form N-1A.
Response: The Registrant believes that this disclosure is consistent with the requirements of Form N-1A and that such disclosure provides clients with helpful information regarding where up-to-date information related to derivatives can be found.
4.	Staff Comment: The Staff noted that several Portfolios include “Growth Securities Risk” disclosure in the “Principal Investment Risks” section and indicated that the Registrant should include corresponding strategy disclosure for those Portfolios.
Response: The Registrant responds by noting that the growth securities risk disclosure corresponds to each of the referenced Portfolio’s investment objective of “long-term growth of capital.”
5.	Staff Comment: The Staff requested that the Registrant clarify the parenthetical term “(net)” that follows each of the referenced MSCI indices in the performance tables for Overseas Portfolio, Worldwide Portfolio, and Global Technology Portfolio to provide more detail related to what the term is intended to mean.
Response: The Registrant responds by noting that each MSCI index has been updated to read “(net of foreign withholding taxes),” as requested.
6.	Staff Comment: The Staff noted that the “Fixed-Income Securities Risk” disclosure, which lists “credit risk, prepayment risk, valuation risk, and liquidity risk,” should include a description of each of these risks versus just providing the list.
Response: The Registrant has expanded the disclosure to include brief descriptions of each risk referenced.
7.	Staff Comment: The Staff asked the Registrant to respond supplementally regarding whether or not Global Technology Portfolio has a certain percentage or “target” with respect to foreign investments.
Response: Consistent with the Portfolio’s investment policies and restrictions, as well as corresponding strategy disclosure, the Portfolio normally invests in issuers from several different countries, which may include the United States. Global Technology Portfolio does not have a stated “target” or percentage for investments outside of the United States. The Registrant believes the Portfolio’s investment policies are consistent with formal SEC guidance regarding fund names.
8.	Staff Comment: With respect to a list of benchmarks included in the “Management Expenses” in connection with several of the Portfolios’ performance-based investment advisory fees, the Staff requested that the Registrant add clarifying disclosure to each benchmark index indicating that the index is either “gross” or “net.”
Response: The Registrant responds by noting that each MSCI index has been updated to read “(net)” with respect to foreign withholding taxes, however, this concept does not apply to the domestic indices, therefore no additional disclosure was added.
9.	Staff Comment: With respect to disclosure pertaining to performance-based investment advisory fees, the Staff requested that the Registrant add disclosure noting that in the case of declining assets, the management fee may be higher than the base fee rate plus the variable 0.15% rate.
Response: As discussed, the Registrant confirms that the requested disclosure is reflected in the Prospectus and SAI.
10.	Staff Comment: The Staff asked the Registrant to confirm supplementally that it is not subject to any material pending legal proceedings that would require disclosure.
Response: The Registrant confirms that the Registrant, its investment adviser, and principal underwriter are not subject to any “material pending legal proceedings,” as required to be disclosed by Form N-1A.
11.	Staff Comment: With respect to Moderate Allocation Portfolio, the Staff noted that because the Portfolio has not yet completed six months of operations, the Example table should include information for the 1-year and 3-year periods only. In addition, the Staff asked that the disclosure pertaining to the Portfolio’s portfolio turnover rate be updated to include the specific fiscal period being reported.
Response: The Registrant has updated the disclosure as requested.
SAI Comments
12.	Staff Comment: With respect to portfolio holdings disclosure, the Staff asked the Registrant to describe any policies prohibiting third parties, including BNP and its parent, to whom the Portfolios’ holdings are disclosed from trading on material non-public information.
Response: The Registrant confirms that there are provisions in the confidentiality agreements that such third parties (including BNP) are required to sign before receiving such information which indicates that holdings are the confidential property of a Portfolio and that information provided may not be used directly or indirectly for any purpose, including trading. In addition, the Registrant has added clarifying disclosure to the applicable section of the SAI.

13.	Staff Comment: In the “Compensation Information” section, the Staff indicated that due to the location of the disclosure, the referenced benchmark related to portfolio manager compensation appeared to apply only to analyst compensation and asked that the Registrant clarify this disclosure.
Response: The Registrant has added a heading in the “Compensation Information” section to clarify that the Lipper peer group for compensation purposes applies to both analysts and portfolio managers.
14.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.
Response: The Registrant provides its response below.
The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filings.
If you have any concerns regarding the above responses, please call me at (303) 336-4132. Thank you for your assistance in this matter.
Respectfully,
/s/ Christine Scheel
Christine Scheel
Legal Counsel

cc:	Stephanie Grauerholz-Lofton, Esq. Rick Noyes, Esq. Patrick Scott, Esq. Donna Brungardt